GlaxoSmithKline plc 980 Great West Road Brentford Middlesex TW8 9GS Tel: +44 (0)20 8047 5000 www.gsk.com

BY EDGAR	13 June 2014

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States

Re:	GlaxoSmithKline plc (the “Company”) Annual Report on Form 20-F for the Fiscal Year Ended 31 December 2013 (File No. 001-15170)

Dear Mr. Rosenberg:

By letter dated 15 May 2014 (the “15 May Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended 31 December 2013 (“2013 Form 20-F”) (File No. 001-15170) that we filed with the Commission on 28 February 2014.

This letter includes our responses to the comments contained in the 15 May Comment Letter. For convenience, we have reproduced the Staff’s comments and provided our responses immediately below.

Registered in England & Wales No. 3888792 Registered office 980 Great West Road Brentford, Middlesex. TW8 9GS

Mr. Jim Rosenberg, page 2

Exhibit 15.1

Financial Review 2013

Total results

Costs of Sales, page 66

1.	Your gross profit as a percentage of turnover decreased from 72% in 2011 to 70% in 2012 and 67.6% in 2013. Please point us to disclosure in your filing that discusses whether or not this trend is reasonably likely to continue in the future and why or why not, or tell us why disclosure is not necessary.

The Company respectfully submits that the decreases in gross profit as a percentage of turnover from 2011 to 2012 and from 2012 to 2013 were the result of many factors, including product and regional mix changes, higher inventory unit costs as a result of volume shortfalls, higher impairment charges on intangible assets and higher restructuring costs, as discussed on page 66 of Exhibit 15.2 to the 2013 Form 20-F (the “Annual Report 2013”). The relative impact of these individual factors varies from year to year and may be difficult to predict. However, no disclosure was made in the 2013 Form 20-F or the Annual Report 2013 regarding any future impact of this trend, because the Company had no reason to believe that these recent decreases in gross profit as a percentage of turnover represent a continuing trend given the varying factors that led to the declines in each of 2012 and 2013.

Taxation, page 67

2.	Please refer to the decrease in your effective tax rate from 29.1% for 2012 to 15.3% for 2013. Tell us whether the non-cash deferred tax charges of £422 million in 2012 and deferred tax credits of £393 million in 2013 account for the 6.3% increase and 5.6% decrease in the rate reconciliation in Note 14, Taxation, to your consolidated financial statements on page 152 in 2012 and 2013, respectively. Also, please provide us an analysis, for each year, that more precisely explains the nature of these items, the reason that they impact the effective tax rate and the extent to which future periods could be impacted.

The Company confirms that the 5.6% decrease in its effective tax rate in 2013 and 6.3% increase in its effective tax rate in 2012 shown in the tax reconciliation in Note 14 “Taxation” on page 152 of the Annual Report 2013 are primarily caused by the non-cash deferred tax credit of £393 million in 2013 and the deferred tax debit of £420 million in 2012, respectively.

With respect to the predominately non-cash deferred tax charge of £420 million, during 2012 the Company initiated a restructuring of its trading arrangements by centralising its Pharmaceutical intellectual property and product inventory ownership in the UK, as set out in “Financial review – 2012” on page 25 of the 2013 Form 20-F. The £420 million tax charge in 2012 arises from increased deferred tax liabilities following this restructuring. Further impacts on the effective tax rate in future periods may arise from the centralisation of product inventory ownership in the UK, but the Company is not able to quantify these impacts at this time as they will be dependent on the location of inventory in future periods.

Mr. Jim Rosenberg, page 3

The £393 million deferred tax credit in 2013 primarily reflected the effects of a further project to simplify the Company’s supply chain through an intercompany transfer of intellectual property to the UK and a reduction in the deferred tax liability following the finalisation of one of the intellectual property restructuring projects initiated in 2012. There was also a reduction in the Group’s deferred tax liability following an internal business reorganisation. The Company does not expect further material impacts on the effective tax rate in future periods from these projects.

The Company continues to look for further opportunities to deliver supply chain and working capital efficiencies by simplifying its internal trading arrangements and decreasing administrative complexity and, where significant, will identify the impacts on its effective tax rate at the time of any such projects that are undertaken.

Item 8. Financial Information

Notes to Consolidated Financial Statements

40 Commitments

Contractual Obligations and Commitments, page 187

3.	Please refer to your commitments related to intangible assets totaling £7.1 billion as of December 31, 2013, which are “dependent upon successful clinical development or on meeting specified sales targets” and provide us the following information:
•	Separately quantify for us the portion of the £7.1 billion that represents clinical development versus specified sales targets.
•	Summarize for us your accounting policies for recognizing these commitments, the amount of commitments recognized during 2011, 2012 and 2013 and where in your financial statements these amounts are classified.
•	Summarize for us other amounts and their nature and financial statement classification recognized in 2011, 2012 and 2013 underlying the arrangements for these commitments.

Where appropriate reference for us the authoritative literature you relied upon to support your accounting and classification.

Many in-licensing agreements contain multiple contingent milestone payments, both based on meeting clinical development milestones and, if the compound in development successfully reaches the market, sales-based milestones. Of the Company’s £7.1 billion total commitments for intangible assets at 31 December 2013, £4.7 billion related to development milestones and the remaining £2.4 billion to sales-based milestones. There are no other categories of commitment within the total amount. The Company does not separately disclose these two elements, as when the milestone payments are triggered, all such amounts are capitalised as additions to intangible assets.

Mr. Jim Rosenberg, page 4

In accordance with the Company’s accounting policy on “Other intangible assets” set out on page 139 of the Annual Report 2013, externally acquired intangible assets are stated at cost less provisions for amortisation and impairments. Milestone payments are recognised at the point that the contingent event becomes probable, in accordance with IAS 37, “Provisions, contingent liabilities and contingent assets”. The amounts are recorded within the total of additions to intangible assets as set out in Note 19 “Other intangible assets” on page 159 of the Annual Report 2013 and amortised over the remaining useful life of the product. Since milestone payments are similar to other capitalised costs associated with externally acquired intangible assets that the Company incurs every year, the Company does not manage milestone payments on a consolidated basis separately from other additions to intangible assets.

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* * *

The 15 May Comment Letter sought a statement regarding the following matters from us. Accordingly, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

Yours sincerely,

/s/ Simon Dingemans

Simon Dingemans

   Chief Financial Officer

cc:        Mr. Frank Wyman, Securities and Exchange Commission

Mr. Mark Brunhofer, Securities and Exchange Commission

Mr. Ranjan Sriskandan, PricewaterhouseCoopers LLP

Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP

Ms. Victoria Whyte, GlaxoSmithKline plc

Ms. Lisa DeMarco, GlaxoSmithKline plc

            Mr. Christopher Buckley, GlaxoSmithKline plc